

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 27, 2012

<u>Via Facsimile</u>
Mr. Robert L. Matejka
Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

> **Re:** **RPM International Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2011**
> **Filed July 27, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 30, 2011**
> **File No. 1-14187**

Dear Mr. Matejka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended May 31, 2011</u>

<u>Environmental Proceedings, page 18</u>

1. On page 18 of your Form 10-K you disclose that you do not believe that the environmental proceedings will have a material adverse effect on your consolidated financial condition, or results of operations. On page 20 of your Annual Report you

disclose that it is reasonably possible that such excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position. We assume that the conclusion on page 18 related solely to environmental issues, and the conclusion on page 20 (AR) related to all contingencies. Please advise us about this and provide a more clear disclosure in the future.

Considering the size and nature of your business, your total accrual for environmental liabilities appears relatively small. As do the expenditures shown on page S-1 of your Form 10-K. Please provide us with some background on this observation. It would be helpful if you were specific.

On page 20(AR) you disclose that you are unable to estimate an additional range of loss in excess of your accruals. This appears to be in a reference to *all* of your contingencies. Again, considering the size and nature of your business, in which we assume you have multiple contingencies in number and type, this disclosure indicates that you cannot estimate a range of additional loss for *any* individual contingency. Please advise, and if this is the case, please help us understand why.

Selected Financial Data, page 20

2.   We note you have disclosed cash flows from operating activities in your tabular presentation of selected financial data. In future filings, please also include cash flows from investing and financing activities in order to provide a more balanced presentation. See Section 202.03 of the SEC's Codification of Financial Reporting Policies for guidance.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Liquidity, page 26

3.   We note you have substantial sales and operations outside the U.S., including jurisdictions which appear to have lower tax rates. In future filings, please quantify and disclose the total amount of cash held in foreign jurisdictions compared to U.S. cash holdings and also disclose the range of possible tax consequences associated with repatriating cash from foreign sources.

Financial Statements

Note O – Contingencies and Other Accrued Losses, page 60

4.   We note your warranty expense increased substantially in 2009 and has maintained a high level in 2009-2011 compared to historical periods. Please tell us and expand your MD&A disclosures in future filings to address the nature of these warranty claims including the specific key drivers of the increased warranty expenses. Please also provide indicative information regarding whether and for what period, you expect these elevated warranty expense levels to continue.

Note P – Segment Information, page 61

5.   Please revise future filings to disclose revenues by product line for each reportable segment as required by ASC 280-10-50-40. Please also tell us what consideration you have given to providing geographic information as required by ASC 280-10-50-41.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Role of Executives in Determining Compensation, page 22

6.   Refer to comment one in our letter dated November 10, 2010. We note that your disclosure has not fully addressed the role that the chief executive officer plays in setting up his own compensation. Please ensure that your future filings address our prior comment one in full.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief